UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                            THE X-CHANGE CORPORATION
                            ------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
                          -----------------------------
                         (Title of Class of Securities)


                                    98371P109
                                    ---------
                                 (CUSIP Number)



                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                Donald E. Weeden
                                145 Mason Street.
                               Greenwich, CT 06830
                                 (203) 861-7610

                                JANUARY 16, 2002
                                ----------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ].

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  SCHEDULE 13D

--------------------------------------------- -------------- -------------------
CUSIP NO. 98371P109                                          PAGE 2  OF  5 PAGES
                                                                  -      -
--------------------------------------------- -------------- -------------------

------------ -------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Donald E. Weeden
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [ ]
                                                                        (b)  [ ]
------------ -------------------------------------------------------------------
     3       SEC USE ONLY

------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS*

                  PF, WC
------------ -------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]

------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
------------ -------------------------------------------------------------------
                  7    SOLE VOTING POWER
  NUMBER OF

   SHARES              20,803,676 shares (includes shares of Series A
                       Preferred Stock which are convertible into shares
BENEFICIALLY           of Common Stock and includes shares owned by
                       various entities with respect to which the
                       Reporting Person has discretionary voting and
                       dispositive authority).
                  -------------------------------------------------------
OWNED BY          8    SHARED VOTING POWER

EACH                   0
                  -------------------------------------------------------
REPORTING         9    SOLE DISPOSITIVE POWER

                       20,803,676 shares (includes shares of Series A Preferred
                       Stock which are convertible into shares of Common Stock
                       and includes shares owned by various entities with
                       respect to which the Reporting Person has discretionary
                       voting and dispositive authority).
                  -------------------------------------------------------
PERSON WITH       10   SHARED DISPOSITIVE POWER

                       0
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             20,803,676(includes shares of Series A Preferred Stock which are convertible into shares of Common Stock and includes shares owned by various entities with respect to which the Reporting Person has discretionary voting and dispositive authority).

------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                                 [ ]
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             27.0%
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             IN
------------ -------------------------------------------------------------------

Item 1.        Security and Issuer.
------         -------------------

               This statement relates to the Common Stock, $.001 value per share (the "Common Stock"), of The X-Change Corporation, a Nevada corporation (the "Issuer"). For purposes of this statement, all issued and presently convertible shares of the Issuer's Series A Preferred Stock shall be deemed to have been converted and all references to the term Common Stock shall include such shares of Preferred Stock on a converted basis. The Issuer maintains its principal executive office at 36 W. 44th Street, Suite 1209, New York, New York 10036.

Item 2.        Identity and Background.
------         -----------------------

               (a) This statement is filed by (i) Donald E. Weeden, an individual, with respect to shares of the Issuer's Common Stock held by him and by retirement accounts in his name, (ii) Weeden Investors, L.P., a Delaware limited partnership (the "Weeden Partnership") controlled by Mr. Weeden with respect to shares of the Issuer's Common Stock held by it, (iii) High Fields, L.P., a Connecticut limited partnership ("High Fields") with respect to shares of the Issuer's Common Stock held by it. Donald E. Weeden, the Weeden Partnership and High Fields shall sometimes be collectively referred to herein as the "Reporting Persons."

               (b) The Reporting Persons filed an initial Schedule 13D for an event of January 16, 2002 (the "Initial Schedule"). This Amendment No. 1 is being filed to amend certain ownership information as reported in the previous filing. Except to the extent set forth in this Amendment, the information in the Initial Schedule remains unchanged.

Item 3.        Source and Amount of Funds or Other Consideration.
------         -------------------------------------------------

               Donald E. Weeden directly owns 18,759,210 shares of the Issuer's Common Stock and indirectly owns 2,044,466 shares of the Issuer's Common Stock, all of which were received in connection with a merger transaction pursuant to which shares of the Issuer's Common Stock and Preferred Stock were received in cancellation of shares of Common Stock and Preferred Stock of Webix Inc., a privately held Florida corporation ("Webix"). The Reporting Persons purchased their shares in Webix Inc. with personal funds or, in the case of the Weeden Partnership or High Fields, with the working capital of such entities.

Item 5.        Interest in Securities of the Issuer.
------         ------------------------------------

               (a) The number of shares of the Issuer's Common Stock (assuming conversion of all outstanding shares of Preferred Stock of the Issuer) is 77,002,000 and the percentage of the outstanding shares directly beneficially owned by each Reporting Person is as follows:

                                                                 Percentage of
Name                          Number of Shares                Outstanding Shares
----                          ----------------                ------------------

Donald E. Weeden                  18,759,210                         24.4%

The Weeden Partnership            1,000,000                          1.3 %

High Fields                       1,044,466                          1.4%

               (b) Mr. Weeden has sole power to vote and to direct the disposition of 18,759,210 shares of the Issuer's Common Stock.

                                   Signatures
                                   ----------

               After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   February 3, 2002


                                          /s/ Donald E. Weeden
                                         ---------------------------------------
                                                     Donald E. Weeden



                                    WEEDEN INVESTORS, L.P.
                              By:   WEEDEN SECURITIES CORP.,
                                             general partner

                              By:        /s/ Donald E. Weeden
                                         ---------------------------------------
                                              Donald E. Weeden, Chairman


                                    HIGH FIELDS, L.P.
                              By:   P&D, INC.
                                             general partner

                              By:        /s/ Donald E. Weeden
                                         ---------------------------------------
                                              Donald E. Weeden, Chairman